AMENTUM HOLDINGS, INC.
4800 Westfields Blvd., Suite #400
Chantilly, Virginia 20151
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:    Ms. Cara Wirth
Amentum Holdings, Inc.
Registration Statement on Form S-1
File No. 333-285663
March 10, 2025
Dear Ms. Wirth:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amentum Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 5:00 p.m. (New York City time) on March 11, 2025 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cravath, Swaine & Moore LLP, request by telephone that such Registration Statement be declared effective.
In connection with this request, the Company acknowledges its obligations under the Securities Act.
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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ryan Patrone at (212) 474-1280. The Company hereby authorizes Mr. Patrone to orally modify or withdraw this request for acceleration.

Very truly yours,

AMENTUM HOLDINGS, INC.

By:	/s/ Paul W. Cobb, Jr.
	Name:	Paul W. Cobb, Jr.
	Title:	Senior Vice President, Legal & Corporate Secretary
[Signature Page to the Company’s Acceleration Request]